**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**



No/Date : F|D1-549|27.9.05



Securities and Exc
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 6M 2005 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer



Enclosure

- Press Release of 6M 2005 results (IFRS)

# PUBLIC POWER CORPORATION S.A.

## PRESS RELEASE

## PPC's 1H 2005 financial results

**ATHENS, September 27, 2005**

- Profit from operations in 1H 2005, decreased by € 87,5 m from € 383,1 m to € 295,6 m (-22,8%), despite the increase in total revenue by 5.8%. The reduction is to a large extent due to the sustained significant increase in the prices of oil and natural gas combined with the further increase of the price for carbon emission rights.

- Net income amounted to € 147,7 m, a reduction of 23,4% compared to the corresponding figure in 1H 2004 (€ 192,9 m).

- Capital expenditure amounted to € 362,7 m compared to 363,8 m in 1H 2004.

In particular

- Total revenues grew by 5,8% compared to 1H 2004 and amounted to € 2119 m. This increase in revenues is mainly attributable to the consumption growth combined with the increase of tariffs in November 2004.

- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased to € 552,6 m (-16%). This reduction is mainly due to :

  a) increased fuel expenditure by € 75,3 m as a result of considerable increase in oil and natural gas prices.
  b) an amount of € 45 m representing the expenditure for the purchase of the required carbon emission rights.
     This first time expense, in 2005, represents a significant cost factor reflecting PPC's contribution to the implementation of the Kyoto Protocol, in respect of a safer environment.
     This expenditure was calculated on the basis of estimates concerning the volume of emissions and their price at June 30, 2005.

c) increased cost of lignite consumed (payroll and depreciation excluded) by € 30,1 m.

- EBITDA margin decreased to 26,1%, compared to 32,8% in 1H 2004.

- Non-operating expenses were slightly increased to € 72,4 m compared to € 71,2 m in 1H 2004.

- The share of loss in associated companies decreased to € 5,9 m from € 7,0 m in 1H 2004 and corresponds to PPC's investment in Tellas S.A., the telecommunications company.

- After the revaluation of the major part of fixed assets, equity increased to € 4808 m compared to € 3516 m at June 30, 2004.

- Current headcount, excluding personnel assigned to HTSO, decreased, as a result of natural attrition and constrained hiring, to 27.546 as compared to approximately 27.800 employees, at the end of 1H 2004.

*The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards*

**Summary Financials (Euro m)**

| | 1H 2005 Unaudited | 1H 2004 Unaudited | Δ (%) |
|---|---|---|---|
| Total Revenues | 2.119,0 | 2.002,9 | 5,8% |
| EBITDA | 552,6 | 657,9 | -16% |
| EBITDA Margin | 26,1% | 32,8% | |
| Profit from Operations (EBIT) | 295,6 | 383,1 | -22,8% |
| EBIT Margin | 13,9% | 19,1% | |
| Net Income | 147,7 | 192,9 | -23,4% |
| EPS (in Euro) | 0,64 | 0,83 | - |
| No. of Shares (m) | 232 | 232 | - |
| Net Debt | 3.562,1 | 3.851,5 | -7,5% |

**Summary Profit & Loss (Euro m)**

| | 1H 2005 Unaudited | 1H 2004 Unaudited | Δ (%) |
|---|---|---|---|
| Total Revenues | 2.119,0 | 2.002,9 | 5,8% |
| Total Operating Expenses (excl. depreciation) | 1.566,4 | 1.345,0 | 16,5% |
| Total Payroll Expenses | 611,8 | 568,3 | 7,7% |
| Total Fuel Expenses | 398,6 | 323,3 | 23,3% |
| Energy Purchases | 83,5 | 74,6 | 11,9% |
| Transmission System Usage | 137,4 | 127,4 | 7,8% |
| Other Operating Expenses (*) | 335,1 | 251,4 | 33,3% |
| (EBITDA) | 552,6 | 657,9 | -16,0% |
| EBITDA Margin (%) | 26,1% | 32,8% | |
| Depreciation & Amortization | 257,0 | 274,8 | -6,5% |
| Profit from Operations (EBIT) | 295,6 | 383,1 | -22,8% |
| EBIT margin (%) | 13,9% | 19,1% | |
| Non-Operating Expenses | 72,4 | 71,2 | 1,7% |
| - Net Financial Expenses | 64,1 | 56,0 | 14,5% |
| - Foreign Currency Gains/(Losses) | (6,8) | (17,5) | -61,1% |
| - Other Income | 4,4 | 9,3 | -52,7% |
| - Share of loss in associated companies | 5,9 | 7,0 | -15,7% |
| Pre-tax Profits | 223,2 | 311,9 | -28,4% |
| Net Income | 147,7 | 192,9 | -23,4% |
| EPS (in Euro) | 0,64 | 0,83 | - |

(*) Includes the additional expenditure for carbon dioxide allowances amounting to € 45 m.

**Summary Balance Sheet & Capex (Euro m)**

| | 1H 2005 Unaudited | 1H 2004 Unaudited | Δ (%) |
|---|---|---|---|
| Net Debt | 3.562,1 | 3.851,5 | -7,5% |

| | | | |
|---|---|---|---|
| Total Equity | 4.807,9 | 3.515,7 | 36,8% |
| Capital Expenditure | 362,7 | 363,8 | -0,3% |

Public Power Corporation's Chief Executive, Dimitris Maniatakis said:

"The significant increase in fuel prices together with the further increase of expenditure related to the first time implementation of the Kyoto Protocol led to a considerable increase of the cost of energy generation during the Q2 2005 and consequently impacted profits for the 1H 2005.
On the positive side, the revaluation of fixed assets resulted to higher equity which now amounts to € 4,8 billion.
This development improves our debt to equity ratio and facilitates the financing of our investment plans.
The management remains fully dedicated to the effort of reducing operating expenses and improving efficiency".

For further information, please contact:

Gregoris Anastasiadis Chief Financial Officer Tel.: +30 210 5225346.

In accordance with relevant provisions, data pertaining to the Balance Sheet, the Income Statement, the Cash Flow Statement and the Statement of Changes in Equity, according to IFRS, shall be published in the newspapers "Naftemporiki" and "Elephtherotypia" on Thursday, September 29, 2005. Same data shall also be published in the Company's web site (www.dei.gr) on Wednesday, September 28, 2005, after the closing of the Athens Stock Exchange.